                                                         EXHIBIT 99.(a)(5)(viii)



           [LETTERHEAD OF NORTHROP GRUMMAN AND LITTON INDUSTRIES]


                     Northrop Grumman Contacts:  Jim Taft (Media) (310) 201-3335
                                          Gaston Kent (Investors) (310) 201-3423

                           Litton Contacts:  Randy Belote (Media) (703) 413-1521
                                       Denny McSweeny (Investors) (818) 598-5495

For Immediate Release

NORTHROP GRUMMAN AND LITTON INDUSTRIES
--------------------------------------
ANNOUNCE AMENDED MERGER AGREEMENT
---------------------------------

Exchange Offer for Litton Common Stock to Include Common and Preferred Stock Elections in Addition to $80 Per Share in Cash

     LOS ANGELES -- Jan. 24, 2001 -- Northrop Grumman Corporation
(NYSE: NOC) and Litton Industries Inc. (NYSE: LIT) jointly announced today that each company's board of directors has approved an amendment to the terms of their merger agreement.

     As amended, the transaction will be structured as an exchange offer for all Litton common stock that provides to Litton stockholders the right to receive $80.00 per share in cash, the equivalent of $80.25 in common stock or the equivalent of $80.00 in liquidation value of a new preferred stock. The equity will be issued on a basis that is intended to be tax-free. The $80.25 used in the common stock election is designed to maximize the distribution of common stock in the offer.

     Elections to receive cash will not be prorated, so no Litton stockholder will be required to accept common or preferred stock. The offer will be limited to approximately 13 million shares of common stock and $350 million aggregate liquidation value of

                                    -more-

NORTHROP GRUMMAN AND LITTON INDUSTRIES
--------------------------------------
ANNOUNCE AMENDED MERGER AGREEMENT
---------------------------------

preferred stock. Oversubscriptions for common stock or preferred stock will be subject to reduction on a pro rata basis. Litton and Northrop Grumman expect to file detailed information concerning the offer with the Securities and Exchange Commission and to distribute such information to Litton stockholders on or about Feb. 1, 2001. The offer for Litton's Series B Preferred stock remains at $35.00 per share in cash.

     LITTON STOCKHOLDERS SHOULD READ THE TENDER OFFER STATEMENT CAREFULLY WHEN IT IS AVAILABLE, AS IT WILL CONTAIN IMPORTANT INFORMATION. WHEN IT IS FILED, COPIES OF THE TENDER OFFER STATEMENT MAY BE OBTAINED WITHOUT CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT WWW.SEC.GOV.

     Unitrin Inc. (NASDAQ: UNIT), which owns through its subsidiaries approximately 28 percent of Litton's common stock, has agreed to tender all of its Litton common stock and to elect to receive a combination of common stock and preferred stock in exchange for its holdings. Unitrin also has agreed to elect an option that reduces its pro rata allotment of common stock to give priority to other Litton shareholders electing common stock.

     Northrop Grumman Corporation, headquartered in Los Angeles, is a world-class, high technology company providing innovative solutions in systems integration, defense electronics and information technology for its U.S. and international military, government and commercial customers, as a prime contractor, principal subcontractor, team member or preferred supplier. The company had revenues of $7.6 billion in 2000 and has a workforce of approximately 39,000 employees.

     Litton is the largest builder of non-nuclear ships for the U.S. Navy and designs, builds and overhauls surface ships for government and commercial customers worldwide. The company is a prime contractor to the U.S. government for information

                                    -more-

                                                                          Page 3
NORTHROP GRUMMAN AND LITTON INDUSTRIES
ANNOUNCE AMENDED MERGER AGREEMENT

technology and provides specialized IT services to commercial customers and government customers in local/foreign jurisdictions. Litton is a leading provider of defense and commercial electronics technology, components and materials for customers worldwide. Headquartered in Woodland Hills, California, Litton reported annual revenue of $5.6 billion and more than 40,000 employees for the year ended July 31, 2000. For more information, visit Litton's web site at www.litton.com.
   --------------

                                   #   #   #
                                                                         0101-13

LEARN MORE ABOUT US: Northrop Grumman news releases, product information, photos and video clips are available on the Internet at:
http://www.northgrum.com
------------------------

Members of the news media may receive our releases via e-mail by registering at: http://www.northgrum.com/cgi-bin/regist form.cgi
------------------------------------------------